Exhibit 99.1

Yucheng Technologies Limited Announces Two Significant Business Intelligence Contract Wins with China Construction Bank

BEIJING, Jan. 29 /Xinhua-PRNewswire-FirstCall/- Yucheng Technologies Limited (NASDAQ: YTEC), a leading IT service provider to the Chinese banking industry, today announced two contract wins with China Construction Bank, to develop statistic management information system 2.0 ( SMIS 2.0) and reporting integrated development environment ( RIDE).

Yucheng’s SMIS 2.0 is to build a uniform business data standards and reporting management platform for CCB’s nationwide branch outlets, and Yucheng’s RIDE solution is to enhance CCB’s ability to manage, share, and utilize its reporting resources in multiple system and tool environment.

Yucheng’s CEO, Mr. Weidong Hong stated “We are pleased with these two contract wins with China Construction Bank, which indicate Yucheng’s leadership position in business intelligence solutions to the banks in China. Yucheng’s business intelligence solutions will assist CCB to better cut costs, improve compliance and enhance customer service. To improve their competitiveness and meet Basel Accord II requirement, banks in China are now increasingly turning to business intelligence (BI) tools to transform data into actionable information. We believe our leadership position in business intelligence solutions, especially our industry leading RIDE solution, will generate more sales opportunities from other banks going forward.”

About China Construction Bank

China Construction Bank is one of the top four commercial banks in China. Founded in 1954 and headquartered in Beijing, China Construction Bank has an extensive network of approximately 13629 branch outlets across the country. In addition, it maintains overseas branches in Hong Kong, Singapore, Frankfurt, Johannesburg, Tokyo and Seoul, and representative offices in New York and London. As of the end of 2006, it had total assets of approximately US$698 billion, which ranked the second among all the Chinese banks.

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,500 employees and has established an extensive footprint to serve its banking clients nationwide with subsidiaries and representative offices in nine cities. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) IT consulting, solutions and software platform, 2) system integration, and 3) outsourced IT operations, with a particular focus on a) banking channel management IT solutions and services, such as web banking and call centers, b) business processing solutions, such as core banking systems, foreign exchange, treasury, and intermediary business solutions, and c) risk/performance management solution consulting and implementation service. It is also a third party provider of POS merchant acquiring services in partnership with banks.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Yvonne Young
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com